Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2020	2019	2018
EARNINGS PER SHARE (000’s, except per share data)
Net Income	$32,166	$44,238	$33,041
Less: Dividend Requirements on Preferred Stock	11	11	11

Net Income Applicable to Common Stock	$32,155	$44,227	$33,030

Average Number of Common Shares Outstanding—Basic	14,951	14,894	14,824
Dilutive Effect of Stock Options and Restricted Stock	1	6	5
Average Number of Common Shares Outstanding—Diluted	14,952	14,900	14,829
Earnings Per Share—Basic	$2.15	$2.97	$2.23
Earnings Per Share—Diluted	$2.15	$2.97	$2.23